UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

POWER MEDICAL INTERVENTIONS, INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

739299105

(CUSIP Number)

John H. Masterson

Senior Vice President and General Counsel

Covidien

15 Hampshire Street, Mansfield, Massachusetts 02048

(508) 261-8000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

with copies to:

Paul Kinsella

Ropes & Gray LLP

One International Place

Boston, Massachusetts 02110

(617) 951-7000

September 8, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 739299105	SCHEDULE 13D

1.	Names of Reporting Persons. Covidien plc I.R.S. Identification Nos. of above persons (entities only) 98-0624794

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Ireland

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power
8. Shared Voting Power 100
9. Sole Dispositive Power
10. Shared Dispositive Power 100

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 100

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 100.0%

14.	Type of Reporting Person (See Instructions) CO, HC

CUSIP No. 739299105	SCHEDULE 13D

1.	Names of Reporting Persons. United States Surgical Corporation I.R.S. Identification Nos. of above persons (entities only) 13-2518270

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power
8. Shared Voting Power 100
9. Sole Dispositive Power
10. Shared Dispositive Power 100

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 100

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 100.0%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 928566108	SCHEDULE 13D

1.	Names of Reporting Persons. Covidien Delaware Corp. I.R.S. Identification Nos. of above persons (entities only) N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power
8. Shared Voting Power 0
9. Sole Dispositive Power
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%

14.	Type of Reporting Person (See Instructions) CO

This Amendment No. 1 (the “Amendment”) amends and supplements the statement on Schedule 13D originally filed by Covidien plc, United States Surgical Corporation and Covidien Delaware Corp. with the Securities and Exchange Commission (the “SEC”) on August 7, 2009 (as hereby supplemented, the “Schedule 13D”). Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

ITEM 1.	SECURITY AND ISSUER

Item 1 is hereby amended and restated in its entirety as follows:

This Statement on Schedule 13D relates to the Common Stock, $0.001 par value per share of Power Medical Interventions, Inc. (“PMI”), a Delaware corporation. The principal executive offices of PMI are located at c/o Covidien, 15 Hampshire Street, Mansfield, MA 02048.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby amended and supplemented with the following:

On September 8, 2009, Covidien DE purchased approximately 15,210,583 Shares validly tendered and not withdrawn from the Offer, for an aggregate consideration of $31,638,013 (prior to any deduction for withholding taxes). Subsequently, pursuant to the terms of the Merger Agreement, Covidien DE exercised its option to purchase directly from PMI an additional number of Shares sufficient to give Covidien DE ownership of at least 90% of PMI’s then outstanding Shares, when combined with the Shares purchased by Covidien DE in the Offer. On September 8, 2009, Covidien DE purchased with a promissory note an additional 12,951,246 Shares from PMI at a purchase price of $2.08 per Share, which together with the Shares purchased in the Offer, represented approximately 90% of outstanding Shares (on a fully diluted basis, as calculated in accordance with the terms of the Merger Agreement). Pursuant to the terms of the Merger Agreement, Covidien DE completed the Merger through a short-form merger under the DGCL, with PMI continuing as the surviving corporation and a wholly owned subsidiary of USSC. By virtue of the Merger, each issued and outstanding Share (other than Shares held as treasury stock, Shares held by the Reporting Persons or Shares held by stockholders who properly demand and perfect appraisal rights under the DGCL) was cancelled and converted into the right to receive $2.08 in cash per outstanding Share, without interest, less any applicable withholding taxes. Shares held as treasury stock and held by the Reporting Persons were automatically cancelled.

ITEM 4.	PURPOSE OF TRANSACTION

The final four paragraphs of Item 4 are hereby amended and replaced in their entirety as follows:

Following completion of the Offer and the Merger, the Reporting Persons intend to operate the PMI business through one or more subsidiaries of Covidien plc under the direction of Covidien plc’s management. The Reporting Persons intend to continue to review the business, operations, capitalization and management of PMI. Accordingly, the Reporting Persons reserve the right to change their plans and intentions at any time, as they deem appropriate. Following the Merger, the directors and officers of Covidien DE became the directors and officers of PMI.

As a result of the Merger, PMI became a privately held company and ceased trading on the OTC Bulletin Board. PMI filed a Form 15 with the SEC, suspending its reporting obligations under Section 15 of the Securities Act of 1934, as amended.

Except as otherwise set forth in this Schedule 13D, the Reporting Persons have no present plans or proposals which relate to or would result in:

a)	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

c)	A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

d)	Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

e)	Any material change in the present capitalization or dividend policy of the issuer;

f)	Any other material change in the issuer’s business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

g)	Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

h)	Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

i)	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

j)	Any action similar to any of those enumerated above.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended and restated in its entirety as follows:

The information set forth and/or incorporated by reference in Items 2, 3 and 4 is hereby incorporated by reference into this Item 5.

a)	As a result of the Merger, USSC is the sole shareholder of PMI and owns 100 Shares, which represents 100.0% of the outstanding Shares. The separate corporate existence of Covidien DE has ceased, and therefore, Covidien DE owns no Shares.

b)	USSC and Covidien plc have shared power to vote or direct the vote and to dispose or direct the disposition of all 100 Shares. Covidien DE has no authority to vote or direct the vote for any Shares.

c)	Except for the transactions described herein, to the best of the Reporting Persons’ knowledge as of the date hereof, neither the Reporting Persons nor any of the Reporting Persons’ directors and executive officers named in Schedule I hereto has effected any transaction in Shares during the past 60 days.

d)	Other than the persons named in Schedule I hereto, to the best of the Reporting Persons’ knowledge as of the date hereof, neither the Reporting Persons nor the Reporting Persons’ directors and executive officers named in Schedule I hereto has or knows any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares beneficially owned by the Reporting Persons.

e)	As a result of the termination of its corporate existence in connection with the Merger, Covidien DE ceased to be the beneficial owner of any securities of PMI.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The third paragraph of Item 6 is hereby amended and replaced in its entirety with the following:

Except for the agreements described above, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the persons enumerated in Item 2, and any other person, with respect to any securities of PMI, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit	Description

1	Joint Filing Agreement, between Covidien plc, United States Surgical Corporation and Covidien Delaware Corp., dated September 8, 2009.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: September 8, 2009

COVIDIEN PLC

By:	/s/ John W. Kapples
	Name:	John W. Kapples
	Title:	Vice President & Secretary

UNITED STATES SURGICAL CORPORATION

By:	/s/ Matthew J. Nicolella
	Name:	Matthew J. Nicolella
	Title:	Vice President and Assistant Secretary

COVIDIEN DELAWARE CORP.

By:	Power Medical Interventions, Inc., as successor-in-interest by merger

By:	/s/ Matthew J. Nicolella
	Name:	Matthew J. Nicolella
	Title:	Vice President and Assistant Secretary